Filed pursuant to Rule 433
June 15, 2010
Relating to Prospectus dated February 19, 2009
Registration Statement No. 333-157405
Effective June 15, 2010, the Duke Energy Investor Relations Department will serve as Custodian of the InvestorDirect Choice Plan, eliminating the custodian bank currently serving in that capacity. The Investor Relations Department will hold shares registered in the Plan’s nominee name representing the aggregate number of whole shares of our common stock purchased under, or deposited for safekeeping into, the Plan and credited to participants’ accounts. This is a change to page 4 of the Plan prospectus.
The additional role as Custodian of the Plan does not change any of our current responsibilities as Administrator of the Plan. Please see page 4 of the InvestorDirect Choice Plan prospectus for a complete listing of our Administrator responsibilities.
As an InvestorDirect Choice Plan participant, you should experience no noticeable change as a result of this implementation. Please contact our office at (800) 488-3853 between 8:00 a.m. and 5:00 p.m. ET Monday through Friday, should you have any questions.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling (800) 488-3853 between 8:00 a.m. and 5:00 p.m. ET Monday through Friday